

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 8, 2017

<u>Via E-mail</u>
Michael R. McDonnell
Chief Financial Officer
Quintiles IMS Holdings, Inc.
4820 Emperor Blvd.
Durham, North Carolina 27703

Re: Quintiles IMS Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 16, 2017
File No. 001-35907

Dear Mr. McDonnell:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining